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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                                       and
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                                   -----------
                                PINKERTON'S, INC.
                            (Name of Subject Company)
                                  SECURITAS AB
                           SECURITAS ACQUISITION CORP.
                                    (Bidders)
                                   -----------
    Common Stock, Par Value $0.001 Per Share (and Associated Purchase Rights)
                         (Title of Class of Securities)
                                   -----------
                                   723429 10 6
                      (CUSIP Number of Class of Securities)
                      -------------------------------------
                               Mr. Thomas Berglund
                                  Securitas AB
                           Securitas Acquisition Corp.
                        70 Lindhagensplan, P.O. Box 12307
                           S-102 28 Stockholm, Sweden
                            Telephone: 46 8 657 74 00

                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications
                            on Behalf of the Bidder)

                                 With a copy to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                            Telephone: (212) 728-8000



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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D (as amended, the "Statement") filed with the Securities and Exchange Commission on February 26, 1999 by Securitas AB, a Swedish corporation ("Securitas"), and Securitas Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Securitas ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and, together with the Company Common Stock, the "Shares"), of Pinkerton's, Inc., a Delaware corporation, at $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 1999 (the "Offer to Purchase"), a copy of which is attached to the Statement as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached to the Statement as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

     The Statement is also a Statement on Schedule 13D of Securitas and Purchaser. This Amendment No. 1 also constitutes Amendment No. 1 to such
Schedule 13D.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(c) is hereby amended and supplemented by the following:

     Early termination of the waiting period under the HSR Act with respect to the Offer and the Merger was granted effective as of March 10, 1999.




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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1999

                                    SECURITAS ACQUISITION CORP.

                                    By: /s/ Hakan Winberg
                                        ------------------------------
                                    Name:  Hakan Winberg
                                    Title: Vice President


                                    SECURITAS AB

                                    By: /s/ Hakan Winberg
                                        ------------------------------
                                    Name:  Hakan Winberg
                                    Title: Executive Vice President
                                           and Chief Financial Officer




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